FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

       General Government Securities Money Market Funds, Inc.
       200 Park Avenue
       New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
       form is being filed for all series and classes of securities of the issuer, check the
       box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-3456

       Securities Act File Number: 2-77207

4(a). Last day of fiscal year for which this notice is filed:

           November 30, 2003

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days
       after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

General Government Securities Money Market Fund – **Class A**
5.   Calculation of registration fee:

       (i)   Aggregate sale price of securities sold during the $4,703,203,217.73
              fiscal year pursuant to section 24(f):   --------------

       (ii)   Aggregate price of securities redeemed or $4,799,318,072.41
              repurchased during the fiscal year: --------------

       (iii) Aggregate price of securities redeemed or $ 142,991,701.26
              repurchased during any PRIOR fiscal year ending no   --------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees
              payable to the Commission:

       (iv)   Total available redemption credits [add Items   -$4,942,309,773.67
              5(ii) and 5(iii):   -------------

       (v)   Net Sales - if Item 5(I) is greater than Item $-0-
              5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

       (vi)   Redemption credits available for use in future $(239,106,555.94)
              years -- if Item 5(i) is less than Item 5(iv)   --------------
              [subtract Item 5(iv) from Item 5(I)]:

       (vii) Multiplier for determining registration fee (See   x   .00012670
              Instruction C.9):   -------------

```
    (viii)  Registration fee due (multiply Item 5(v) by Item         =$ -0-
            5(vii) (enter "0" if no fee is due):                      ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

```
                                                                  +$    N/A
                                                                  -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

```
                                                                  =$  -0-
                                                                  ============
```

General Government Securities Money Market Fund – **Class B**

5.   Calculation of registration fee:

```
    (i)    Aggregate sale price of securities sold during the      $2,479,939,892.02
           fiscal year pursuant to section 24(f):                  ---------------

    (ii)   Aggregate price of securities redeemed or               $ 2,561,173,141.16
           repurchased during the fiscal year:                     ---------------

    (iii)  Aggregate price of securities redeemed or               $    -0-
           repurchased during any PRIOR fiscal year ending no      ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees
           payable to the Commission:

    (iv)   Total available redemption credits [add Items           -$2,561,173,141.16
           5(ii) and 5(iii):                                       -------------

    (v)    Net Sales - if Item 5(I) is greater than Item            $ 0
           5(iv) [subtract Item 5(iv) from Item 5(i)]:             ---------------

    (vi)   Redemption credits available for use in future         $(81,233,249.14)
           years -- if Item 5(i) is less than Item 5(iv)           ---------------
           [subtract Item 5(iv) from Item 5(I)]:

    (vii)  Multiplier for determining registration fee (See         X   .00012670
           Instruction C.9):                                       -------------

    (viii) Registration fee due (multiply Item 5(v) by Item        =$ -0-
           5(vii) (enter "0" if no fee is due):                    ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-. If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                              ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ -0-
                                                              =============

General Treasury Prime Money Market Fund – Class A

5. Calculation of registration fee:

  (i)   Aggregate sale price of securities sold during the $48,981,821.39
         fiscal year pursuant to section 24(f):   ---------------

  (ii)   Aggregate price of securities redeemed or $53,095,000.41
         repurchased during the fiscal year: ---------------

  (iii) Aggregate price of securities redeemed or $36,271,575.94
         repurchased during any PRIOR fiscal year ending no   ---------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees
         payable to the Commission:

  (iv)   Total available redemption credits [add Items   -$89,366,576.35
         5(ii) and 5(iii):   -------------

  (v)   Net Sales - if Item 5(I) is greater than Item $ -0-
         5(iv) [subtract Item 5(iv) from Item 5(i)]:   ---------------

  (vi)   Redemption credits available for use in future $(40,384,754.96)
         years -- if Item 5(i) is less than Item 5(iv)   ---------------
         [subtract Item 5(iv) from Item 5(I)]:

  (vii) Multiplier for determining registration fee (See   x   .00012670
         Instruction C.9):   -------------

  (viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
         5(vii) (enter "0" if no fee is due):   =============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$ N/A
                                                              ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$ -0-
                                                              =============

General Treasury Prime Money Market Fund – **Class B**
5.   Calculation of registration fee:

    (i)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$154,876,518.28

    (ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$147,217,918.98

    (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

    (iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$147,217,918.98

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ 7,658,599.30

    (vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$(0)

    (vii) Multiplier for determining registration fee (See Instruction C.9):

x .00012670

   (viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ 970.34
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 970.34
=============

General Treasury Prime Money Market Fund – **Class X**
5.   Calculation of registration fee:

    (i)   Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$ 0

    (ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$ -0-

    (iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

(iv) Total available redemption credits [add Items   -$ -0-
     5(ii) and 5(iii):   --------------

 (v) Net Sales - if Item 5(I) is greater than Item $ 0
     5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

(vi) Redemption credits available for use in future $(0)
     years -- if Item 5(i) is less than Item 5(iv)   ---------------
     [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   x   .00012670
      Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ -0-
       5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):
                                                                  +$ N/A
                                                                  ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:
                                                                  =$ -0-
                                                                  =============

TOTAL FOR ALL FUNDS: **=$ 970.34**
                                                                  =============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
     depository:

          Method of Delivery:

                    [X] Wire Transfer
                    [   ] Mail or other means

                              SIGNATURES

     This report has been signed below by the following person on behalf of the issuer and
     in the capacity and on the date indicated.

By (Signature and Title)*

/s/ Janette E. Farragher
_____
Janette E. Farragher, Assistant Secretary

Date: February 24, 2004

* Please print the name and title of the signing officer below the signature.